Exhibit 99.1

Taseko Reports Annual General Meeting Voting Results

June 9, 2022, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the “Company”) announces the voting results from its 2022 Annual General Meeting held Thursday, June 9, 2022 in Vancouver, British Columbia. Additionally, the Company announces that Rita Maguire has been elected to the Board.

Stuart McDonald, President and CEO of Taseko, commented, “I am pleased to announce that Rita Maguire has joined our Board, after serving as General Counsel for our Florence Copper project since 2014. Her legal background with a focus on water resources and regulatory matters in Arizona makes her a very strong addition to our Board of Directors as we advance the Florence Copper Project towards commercial production.”

Ms. Maguire is a practicing attorney in Phoenix, Arizona focusing her legal practice in the areas of water, environmental, mining and administrative law. Ms. Maguire represents clients in legal matters involving regulatory compliance and permitting, water management and conservation, environmental litigation, and land use planning. Ms. Maguire has served as the founding President and CEO of the Arizona Center for Public Policy, as Director of the Arizona Department of Water Resources and as Deputy Chief of Staff for Governor Fife Symington. She began her career with Conoco-Phillips, in the International Crude Oil Trading Department at its headquarters in Houston, Texas.

Ms. Maguire holds three degrees from Arizona State University: a Juris Doctorate received in 1988, a

Masters in Business Administration received in 1979, and a Bachelor of Science received in 1977. She was awarded an AV-Preeminent Rating by Martindale-Hubbell, and was awarded the Michael J. Brophy

Distinguished Service Award by the Environmental Law and Natural Resources Section of the Arizona

State Bar. In 2001, Ms. Maguire was awarded the Outstanding Alumnus of the Sandra Day O’Connor

College of Law.

A total of 149,948,862 common shares were voted at the meeting, representing 52.4% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the approval of the shareholder rights plan, the advisory resolution on executive compensation (Say-on-Pay), and the election of all director nominees as follows:

Director	% Votes in Favour
Anu Dhir	94.6%
Robert A. Dickinson	90.1%
Russell E. Hallbauer	90.8%
Kenneth Pickering	97.1%
Rita Maguire	98.0%
Stuart McDonald	98.1%
Peter C. Mitchell	97.9%
Ronald W. Thiessen	96.2%

Detailed voting results for the 2022 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
•	changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
•	uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
•	inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
•	uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
•	the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
•	uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
•	the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
•	uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
•	the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
•	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency (“EPA”) in order to advance to commercial operations;
•	our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction once the final permit is received from the EPA;
•	uncertainties related to First Nations claims and consultation issues;

•          our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
•	our dependence solely on our 75% interest in Gibraltar (as defined below) for revenues and operating cashflows;
•	our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
•	environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;

•	litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
•	our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
•	our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
•	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
•	our reliance upon key management and operating personnel;
•	the competitive environment in which we operate;
•	the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
•	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.